[LOGO OF SPECTRUM SIGNAL PROCESSING]

                   F O R . I M M E D I A T E . R E L E A S E

     SPECTRUM SIGNAL PROCESSING SECURES COUNTER TERRORISM PROGRAM DESIGN WIN

BURNABY, B.C., CANADA -JUNE 26, 2002 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI / TSX: SSY), a leading provider of high performance solutions for wireless signal and Voice over Packet processing, today announced a leading systems integration company based in the United States has selected Spectrum's flexComm signal processing technology for use in a US Army counter terrorism program. The program will assist military forces in anti-terrorism surveillance applications.

"Our ever-expanding presence in the signal intelligence (SIGINT) marketplace continues to reinforce our ability to meet the challenging requirements of our defense customers," stated Pascal Spothelfer, President and CEO of Spectrum Signal Processing Inc. "Much of the overall surge we see in today's defense spending is being allocated towards programs designed for Command, Control, Communications, Computers, Intelligence, Surveillance, and Reconnaissance (C4ISR). These are the same applications to which Spectrum has been supplying enabling signal processing technology for over 15 years."

This is Spectrum's third design win for 2002 meeting the criteria of US $3 million in projected revenues within two years of receipt of the first purchase order. Spectrum has already shipped against the initial $1 million purchase order this quarter.

ABOUT SPECTRUM SIGNAL PROCESSING
Spectrum Signal Processing designs, develops and markets high performance wireless signal processing and Voice over Packet processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 15 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering highly flexible, reliable and high-density solutions. Spectrum subsystems are targeted for use in media gateways and next-generation voice and data switches, satellite hubs, government communications systems and cellular base stations. For additional information about Spectrum and its aXs(TM) and flexComm product lines, please visit our web site at www.spectrumsignal.com.

This news release contains forward-looking statements related to the marketing of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum's new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future.

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SPECTRUM CONTACTS:
Manuel Uhm                                Liza Aboud
Technical and Trade Media                 Business Media
Phone:  604-421-5422 ext 216              Phone:  604-421-5422 ext 152
Email: manuel_uhm@spectrumsignal.com      Email: liza_aboud@spectrumsignal.com